Exhibit (a)58

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
June 11, 2007		678.254.7442
		tad.hutcheson@airtran.com

Investor Contacts:
Jennifer Shotwell		Judy Graham-Weaver
Or Alan Miller		678.254.7448
Innisfree M&A Incorporated		judy.graham-weaver@airtran.com
212.750.5833

AIRTRAN HOLDINGS, INC., EXTENDS MIDWEST TENDER OFFER TO AUGUST 10, 2007

— 59.5 Percent of Total Outstanding Shares, or 64.1 Percent of Outstanding Shares not Held by

Management or the Board, Tendered to Date —

ORLANDO, Fla. (June 11, 2007) —AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, today announced that the company is extending its latest tender offer of $15 per share of Midwest Air Group (Amex: MEH) until 12:00 Midnight EDT on August 10, 2007.

As of the close of business on June 8, 2007, shareholders have agreed to tender more than 14.6 million shares of Midwest to Galena Acquisition Corp., a wholly owned subsidiary of AirTran, which represents 59.9 percent of all outstanding shares of Midwest Air Group, or 64.1 percent of outstanding shares that are not held by the Midwest board or management.

“We are gratified by the response we are receiving from Midwest’s shareholders regarding both the tender offer and the slate of directors that we have nominated for the Midwest Board,” said Joe Leonard, AirTran Airways’ chairman and chief executive officer. “Based on the support we have heard from Midwest shareholders and other observers, they want a new set of eyes and a fresh, independent voice inside the Midwest boardroom so that the AirTran offer can get a full and fair hearing. We are dismayed that the Midwest board continues to ignore shareholders’ calls for the company to explore the merits of the AirTran offer and in their recent communication regarding the election of directors made it clear that the incumbent board is “convinced” that their standalone plan is the only route they will pursue and that shareholders should use their proxy vote to show their support for the board and the standalone plan.

“That is why we urge the Midwest shareholders to heed the advice of such independent corporate governance experts as Institutional Shareholder Services, Glass Lewis & Co., and CtW Investment Group and vote the BLUE proxy card for the election of John Albertine, Jeffrey Erickson and Charles Kalmbach at the June 14, 2007, Midwest Annual Shareholders Meeting. Doing so will send a strong message to Midwest’s current Board and management that the owners of the company are not satisfied with Midwest’s standalone plan, which has no clear path to implementation, no near-term reward and questionable financial projections. It is past time for changing the dynamics inside the Midwest boardroom.

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“Extending our tender offer until August 10th provides time for the Board election to be certified and enables the newly reconstituted board to undertake a comprehensive evaluation of the merits of the AirTran offer. In the meantime, we would encourage Midwest shareholders to tender their shares to continue to send the clear message that they would like Midwest to meet with AirTran and sign a definitive merger agreement in order to create a truly national low-cost carrier for the benefit of all Midwest shareholders, employees and customers.”

On April 2, 2007, AirTran increased its buyout offer for Midwest Air Group to $15 per share for all of the Midwest shares, a total of $389 million. The offer, at such valuation, represents a premium of 83 percent over the 30-day average closing price of Midwest common stock prior to when AirTran made its initial proposal. AirTran’s first offer to acquire all of Midwest’s common stock was priced at $11.25 per share on October 20, 2006. The offer, at such valuation, also represents an approximately 65 percent premium over the closing price of Midwest stock on December 12, 2006, the day before AirTran disclosed its initial October 20, 2006, offer. As a result of Midwest management’s continued refusal to take necessary steps to achieve a combination of companies, the original expiration date of the tender offer has been extended to terminate on August 10, 2007.

Midwest shareholders who have questions about how to tender their shares may call AirTran’s proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-456-3422. (Banks and Brokers may call collect at 212-750-5833).

About AirTran Airways

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with more than 8,600 friendly, professional Crew Members, operates more than 700 daily flights to 56 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class and XM Satellite Radio on every flight. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

Financial and Legal Information

This document relates, in part, to the offer (the "Offer") by AirTran Holdings, Inc., ("AirTran") through its wholly-owned subsidiary, Galena Acquisition Corp. ("Galena"), to exchange each issued and outstanding share of common stock and Series A Junior Participating Preferred Stock and associated rights of Midwest Air Group, Inc., a Wisconsin corporation ("Midwest"), (collectively the "Rights" and together, the "Midwest Shares"), for consideration consisting of a combination of cash and common stock, par value $0.001 per share ("AirTran Common Stock"), of AirTran having an aggregate value of $15.00 per share, comprised of $9.00 in cash and 0.5842 of a share of AirTran common stock.

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The Offer currently is scheduled to expire at 12:00 Midnight, New York City time on August 10, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the Offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The Offer is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran also has filed a Registration Statement (No. 333-139917) with the Securities and Exchange Commission on Form S-4 relating to the AirTran common stock to be issued to holders of Midwest shares in the offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the registration statement (the "Prospectus"), and the related Letter of Transmittal, which also are exhibits to the Schedule TO.

AirTran has announced its intent to nominate Messrs. John Albertine, Jeffrey Erickson and Charles Kalmbach for election to the board of directors of Midwest. AirTran has filed a definitive proxy statement with respect to the proposed transaction and/or nomination of persons for election to the board of directors of Midwest (the "Proxy Statement"). Investors and security holders are urged to read the Registration Statement and the Proxy Statement, as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they contain or will contain important information.

Investors and security holders may obtain a free copy of the Registration Statement, the Schedule TO and the Proxy Statement and amendments and supplements to such respective documents at http://www.sec.gov. The Registration Statement, the Schedule TO and the Proxy Statement and such other documents and amendments and supplements to such respective documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827, or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022.

AirTran and its wholly owned subsidiaries, Galena and AirTran New York, LLC and their respective directors and executive officers and each of Messrs. John Albertine, Jeffrey Erickson And Charles Kalmbach are participants in the solicitation of proxies from the shareholders of Midwest.

Information about the directors and executive officers of AirTran and their ownership of AirTran stock is set forth in the proxy statement for AirTran’s 2007 annual meeting of shareholders. Information about the directors and officers of Galena and the three nominees is set forth in the Proxy Statement, which has been mailed to the stockholders of Midwest. Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement.

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